Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED
DECEMBER 31, 2016

March 22, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for Amaya Inc. (“Amaya” or the “Corporation”), on a consolidated basis, for the three months and year ended December 31, 2016. This document should be read in conjunction with the information contained in the Corporation’s audited consolidated financial statements and related notes for the year ended December 31, 2016 (the “2016 Annual Financial Statements”) and the Corporation’s annual information form for the year ended December 31, 2016 (the “2016 Annual Information Form” and together with this MD&A and the 2016 Annual Financial Statements, the “2016 Annual Reports”). These documents and additional information regarding the business of the Corporation are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and the Corporation’s website at www.amaya.com.

As previously reported, beginning with the three months ended March 31, 2016, the Corporation changed its presentation currency from Canadian dollars to U.S. dollars (see note 4). As such, for reporting purposes the Corporation currently prepares its financial statements in U.S. dollars and, unless otherwise indicated, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) and “USD” amounts and references in this MD&A are in and to U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros and references to ‘‘CDN’’ or “CDN $” are to Canadian dollars. Unless otherwise indicated, all references to a specific “note” refer to the notes to the 2016 Annual Financial Statements.

As at December 31, 2016, the Corporation had two major lines of operations within its Business‑to‑Consumer (“B2C”) business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two business lines, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms. After accounting for discontinued operations and the divestiture of its Business-to-Business (“B2B”) assets during the year ended December 31, 2015, the Corporation no longer owns or operates the former B2B segment. The Corporation restated all prior periods presented herein to reflect the B2C operating segment and major lines of operations within such segment.

This MD&A references non-IFRS and non-U.S. GAAP financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below.  Amaya believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions.  Although management believes these financial measures are important in evaluating Amaya, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on Amaya’s operating results.

Unless otherwise stated, in preparing this MD&A the Corporation has taken into account information available to it up to March 22, 2017, the date the Corporation’s board of directors (the “Board”) approved this MD&A and the 2016 Annual Reports.  All quarterly information contained herein is unaudited.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The 2016 Annual Reports, including this MD&A, contain certain information that may constitute forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its customers and its industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Specific factors and assumptions include, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of the 2016 Annual Information Form:  the heavily regulated industry in which the Corporation carries on its business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute, operate, and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within the Corporation’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added (“VAT”) and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in the Corporation’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and, natural events. These factors are not intended to represent a complete list of the factors that could affect the Corporation; however, these factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the 2016 Annual Information Form, elsewhere in the 2016 Annual Reports and in other filings that Amaya has made and may make with applicable securities authorities in the future, should be considered carefully.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.  The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe Amaya’s expectations as of March 22, 2017 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

LIMITATIONS OF KEY METRICS AND OTHER DATA

The numbers for Amaya’s key metrics, which include quarterly real-money active uniques (“QAUs”) and quarterly net yield (“QNY”), as well as certain other metrics, are calculated using internal company data based on the activity of customer accounts. While these numbers are based on what Amaya believes to be reasonable judgements and estimates of its customer base for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its products and services across its customer base. Such challenges and limitations may also affect Amaya’s understanding of certain details of its business. In addition, Amaya’s key metrics and related estimates may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in methodology and access to information. Moreover, QNY is a non-IFRS measure. For important information on Amaya’s non-IFRS measures, see the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Key Metrics” and “Selected Financial Information—Other Financial Information” below.

For example, the methodologies used to measure customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including, without limitation, how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions). Moreover, Amaya’s business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being recorded, and thus not included, in the calculation of a particular key metric, such as QAUs. In addition, as it relates to certain of Amaya’s product offerings, customers are required to provide certain information when registering and establishing accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances such account creation would be in violation of Amaya’s applicable terms and conditions of use). Although Amaya typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

Amaya regularly reviews its processes for calculating and defining these metrics, and from time to time it may discover inaccuracies in its metrics or make adjustments to improve their accuracy that may result in the recalculation or replacement of historical metrics or introduction of new metrics. These changes may also include adjustments to underlying data, such as changes to historical revenue amounts as a result of certain accounting reallocations made in later periods and adjustments to definitions in an effort to provide what management believes may be the most helpful and relevant data. Amaya also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any customer accounts that violate its terms and conditions of use) and its key metrics or estimates of key metrics may change due to improvements or changes in its methodology. Notwithstanding the foregoing, Amaya believes that any such inaccuracies or adjustments are immaterial unless otherwise stated.

If the public or investors do not perceive Amaya’s customer metrics to be accurate representations of its customer base, or if it discovers material inaccuracies in its customer metrics, its reputation may be harmed, which could negatively affect its business, results of operations and financial condition.

OVERVIEW AND OUTLOOK

Business Overview and Background

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya focuses on developing and acquiring interactive technology-based assets with high-growth potential in existing and new markets and industries or verticals. Amaya’s B2C business currently consists of the operations of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) and its subsidiaries and affiliates (collectively, “Rational Group”). Rational Group currently offers, among other products and services, online (including desktop and mobile) real- and play-money poker and other products, particularly casino and sports betting (also known as sportsbook). Until July 31, 2015, the date on which Amaya completed the sale of its then-remaining B2B assets, Amaya’s B2B business consisted of the operations of certain of its subsidiaries, which offered interactive and land-based gaming solutions. Amaya used the proceeds from the sale of its B2B assets during 2015 to repay a significant portion of its outstanding indebtedness and repurchase certain of its common shares (“Common Shares”).

Since Amaya’s acquisition of the Rational Group on August 1, 2014 (the “Rational Group Acquisition”) and as a result thereof, its B2C operations have been and continue to be its primary business and source of revenue. Through Rational Group, which is based in the Isle of Man and operates globally, Amaya owns and operates gaming and related interactive entertainment businesses, which it offers under several ultimately owned brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour). These brands together have more than 108 million registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Corporation currently estimates that the PokerStars site collectively holds a majority of the global market share of real-money poker player liquidity, or the volume of real money poker players, and is among the leaders in play-money poker player liquidity. Since its 2001 launch, the Corporation also estimates that PokerStars has become the world’s largest real-money online poker site based on, among other things, player liquidity and revenues, and the Corporation believes that PokerStars has distinguished itself as the world’s premier poker brand.

In addition to pursuing growth opportunities in online and mobile poker in existing and new markets, including through the innovation of new product features and enhancements, geographic expansion and improvements to the poker ecosystem (as discussed below), Amaya believes that there are potentially significant opportunities for growth in other verticals. Specifically, Amaya believes that these verticals initially include online and mobile casino and sportsbook, and such potential opportunities include the ability to leverage its brand and product recognition (particularly poker) to acquire new customers, including recreational customers, and capitalize on network effects and cross-selling these new verticals to its existing and new customer base. While the Corporation continues to improve the product offering, including through a mobile application and other enhancements, expand its game portfolio and geographic reach, and launch limited and targeted external marketing campaigns, it estimates that Rational Group’s combined online casino, including PokerStars Casino, is currently among the world’s fastest growing and has one of the largest player bases among its competitors.  In addition to online and mobile casino and sportsbook, Amaya currently intends to expand upon and explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering, exploring potential opportunities for its daily fantasy sports product, and pursuing other interactive entertainment opportunities.  Through what it believes to be a premier, scalable platform that diversifies its products and services both geographically and across verticals, Amaya currently expects that the Rational Group Acquisition will continue to help facilitate an increase in shareholder value and the delivery of sustainable, profitable long-term growth.

Amaya continuously works to enhance its proprietary platforms and has invested significantly in its technology infrastructure since inception to ensure a positive experience for its customers, not only from a gameplay perspective, but most importantly, with respect to security and integrity across business segments and verticals. Amaya dedicates nearly all of its research and development investments to its B2C business, which seeks to provide broad market applications for products derived from its technology base. To support Amaya’s strong reputation for security and integrity, Amaya employs what it believes to be industry‑leading practices and systems with respect to various aspects of its technology infrastructure, including, but not limited to, information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming and loyalty programs, rebates and rewards (i.e., incentives).

Amaya also monitors and assesses its products and services to continuously improve the experience for all of its customers and to ensure a safe, competitive and enjoyable environment. As such and as previously reported, Amaya has implemented a number of policies and controls, and anticipates implementing additional policies and controls throughout 2017, to significantly reduce or eliminate the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others. In addition to controls over technological tools and software, Amaya also assesses its pricing and incentives to ensure that such pricing and the distribution of such incentives is aligned with the Corporation’s objectives to reward customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem. As previously reported, since the beginning of 2016, Amaya has introduced certain improvements in the poker ecosystem to benefit and attract high value, net depositing customers (primarily recreational players) and reduce incentives for high volume, net withdrawing customers, and adjusting the pricing on poker games and tournaments (also known as rake) on certain offerings (which resulted in an effective increase).  Amaya anticipates that these and future planned improvements, despite an expected overall decrease in volume of gameplay and total deposit balances held by high volume, net withdrawing players, will create a more attractive environment and experience for recreational players, allowing them to play longer on its platforms and engage in its various product offerings. Amaya believes this has led and may continue to lead to an increase in net deposits (equal to total customer deposits minus total customer withdrawals made on Amaya’s real money platform) and greater retention. Amaya has been, among other things, reinvesting resulting savings and funds from the poker ecosystem improvements into marketing, increased incentives for other customers, bonuses and promotions, new poker products and services, research and development, and to help offset costs in the business, including gaming duties and others related to promoting the regulation of online gaming in various jurisdictions.

Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, North America and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.  Amaya intends to seek licensure with respect to more European Union member states if and when such member states introduce their own independent regulatory and licensing regimes and generally following a determination by the European Commission that such national regulatory frameworks are compliant with European Union law.  Outside of the European Union, Amaya anticipates there may be a potential for regulation of online gaming, including online poker, casino and/or sportsbook, and that this may result in potential licensing or partnerships with private operators or governmental bodies with respect to various jurisdictions. Amaya supports regulation of online gaming, including licensing and taxation regimes, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators, and the industry as a whole. See also “Regulatory Environment” in the 2016 Annual Information Form.

Notwithstanding, the online gaming industry is heavily regulated and failure by Amaya to obtain or maintain applicable licensure or approvals, or otherwise comply with applicable requirements, restrictions and prohibitions, could, among other things, be disruptive to its business and adversely affect its operations.  Amaya may also not be able to capitalize on the expansion of online gaming or other trends and changes in the online gaming industry, including due to laws and regulations governing this industry.  For example, new gaming laws or regulations, changes in existing gaming laws or regulations, new interpretations of existing gaming laws or regulations or changes in the manner in which existing laws and regulations are enforced, may hinder or prevent the Corporation from continuing to operate in those jurisdictions where it currently carries on business or where its customers are located, which would harm its operating results and financial condition. For additional risks and uncertainties related to regulation, see below under “Risk Factors and Uncertainties”, as well as “Risk Factors and Uncertainties—Risks Related to Regulation” in the 2016 Annual Information Form.

For additional information about the B2C business and the former B2B business, as well as additional information about Amaya and certain recent corporate highlights and developments, see “Overview and Outlook—Year-to-Date and Subsequent Developments”, “Additional Information”, and the 2016 Annual Reports. For additional risks and uncertainties relating to, among other things, Amaya, its business, its customers, its regulatory and tax environment and the industries and geographies in which it operates or where its customers are located, see “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form, as well as the risks and uncertainties contained elsewhere herein, the 2016 Annual Reports and in other filings that Amaya has made and may make with applicable securities authorities in the future.

2016 and Subsequent Developments

Set forth below is a general summary of certain recent corporate developments for the year ended 2016 and to the date hereof. For additional recent corporate developments and highlights, see the 2016 Annual Reports, the Corporation’s management’s discussion and analysis for the three and nine months ended September 30, 2016 (the “Q3 2016 MD&A”), and refer to “Further Information” below. See also “Legal Proceedings and Regulatory Actions” below.

Appointment of Chairman and Chief Executive Officer and Retirement of Chief Financial Officer

On June 28, 2016, the Corporation announced that Divyesh (Dave) Gadhia, former lead independent director of the Board, was appointed Chairman following his re-election to the Board, replacing Amaya’s former Chairman and Chief Executive Officer, David Baazov.

On August 12, 2016, the Corporation announced that Rafael Ashkenazi was appointed Chief Executive Officer on a permanent basis, effective August 11, 2016, also replacing Mr. Baazov. Mr. Ashkenazi also continues to serve as Chief Executive Officer of Rational Group.

On January 20, 2017, the Corporation announced that it was advised by Daniel Sebag, its Chief Financial Officer, that he will retire later this year once his successor is identified and appointed, and will assist the Corporation in ensuring an orderly transition of his duties. The Board retained Spencer Stuart, a leading executive recruiting firm, to advise it and launch a global CFO search.

Strategic Alternatives Review

On February 1, 2016, the Corporation received a non-binding indication from Mr. Baazov that he intended to make an all-cash proposal to acquire the Corporation at a price then-estimated by Mr. Baazov to be CDN$21.00 per Common Share. The Board subsequently formed a special committee of independent directors (the “Special Committee”) to review any such proposal, as well as other potential strategic alternatives.  On October 18, 2016, the Corporation announced, among other things, that the Board had completed its strategic alternatives review and had concluded that remaining as in independent publicly-traded corporation best positioned the Company to deliver long-term shareholder value.  Following this announcement, on November 14, 2016, the Corporation announced that it had received a non-binding all cash offer from Mr. Baazov on behalf of an entity to be formed to acquire the Corporation at a price of CDN$24.00 per Common Share. Discussions with Mr. Baazov and his offer were terminated on December 20, 2016.

Deferred Payment Financing

On January 9, 2017, the Corporation announced its financing plan for the balance of the deferred purchase price for the Rational Group Acquisition, which was due on February 1, 2017. The Corporation decided to pay the remaining balance over the course of 2017 from unrestricted cash on its balance sheet and cash flow from operations and entered into an agreement with the former owners of the Rational Group whereby the former owners have agreed not to enforce during 2017 their right under the original merger agreement to cause the Corporation to use commercially reasonable efforts to issue equity to finance any outstanding balance of the deferred purchase price. In addition, under the original merger agreement for the Rational Group Acquisition and as previously disclosed, the former owners agreed not to enforce the payment of the deferred purchase price prior to the maturity or repayment of the acquisition financing (i.e., the First Lien Term Loans and USD Second Lien Term Loan (each as defined below)).  In exchange for the new agreement, on February 1, 2017, the Corporation paid approximately $6 million, representing an advance payment of three-months of non-refundable late payment fees related to the unpaid balance of the deferred purchase price at the rates outlined in the merger agreement (monthly rate equal to 30 day LIBOR plus 85 basis points until August 1, 2017 and then 30 day LIBOR plus 135 basis points thereafter), with such fees to be credited against any late fees incurred during such three-month period.

On January 30, 2017, the Corporation paid an additional $75 million towards the then-outstanding balance. Any additional fees that may be incurred on the outstanding balance beginning on May 1, 2017 will also be calculated at the rates outlined in the merger agreement. Prior to this payment, in November 2016, Amaya had paid $200 million of the deferred purchase price, resulting in approximately $2.5 million in savings towards the outstanding balance at that time. As a result of the Repricing (as defined below), the Corporation will pay an additional approximately $48 million towards the then-outstanding balance by May 15, 2017. The outstanding balance as of the date hereof is $122.5 million.

First Lien Term Loan Repricing and Amendment

On March 3, 2017, the Corporation announced that it successfully repriced and retranched First Lien Term Loans and amended the applicable credit agreement (collectively, the “Repricing”). The Repricing included reducing the applicable interest rate margin on the First Lien Term Loans by 0.5% to LIBOR plus 3.50% with a LIBOR floor of 1.00% and Euribor plus 3.75% with no Euribor floor, respectively, and retranching such loans by raising €100 million of incremental debt on the EUR First Lien Term Loan (as defined below) and using the proceeds to reduce the USD First Lien Term Loan (as defined below).  As a result of the Repricing, the Corporation currently expects to save approximately 13%, or $15.4 million, of interest expense over the next twelve months.

Amaya and the lenders also amended the credit agreement for the First Lien Term Loans to, among other things, reflect the Repricing and waive the required 2016 and 2017 excess cash flow repayments (as defined and described in the credit agreement) previously due on March 31, 2017 and March 31, 2018, respectively.  The Corporation will use the approximately $48 million of previously allocated 2016 excess cash flow to pay an additional amount on the remaining balance on the deferred purchase price by May 15, 2017.

At the request of certain lenders, the amendment also modifies the change of control provision in the credit agreement to remove the ability of a certain current shareholder to directly or indirectly acquire control of the Corporation without triggering an event of default and potential acceleration of the repayment of the debt under the credit agreement for the First Lien Term Loans.

KEY METRICS

The Corporation reviews a number of metrics, including those key metrics set forth below, to evaluate its business, measure performance, identify trends affecting the same, formulate business plans and make strategic decisions. With respect to the key metrics set forth below, Amaya began calculating and reviewing such metrics as of the start of the fourth quarter of 2014 following the Rational Group Acquisition and as such, has provided below applicable trend information for each of the quarterly periods since the fourth quarter of 2014. Although management may have provided other key metrics since the Rational Group Acquisition, it continues to review and assess the importance, completeness and accuracy of such metrics as it relates to its evaluation of the business, its performance and the trends affecting the same, including, without limitation, customer engagement, gameplay, depositing activity, and various other customer trends, particularly following the introduction of certain previously announced improvements in the poker ecosystem to benefit and attract recreational customers and reduce incentives for high volume, net withdrawing customers, the introduction of certain customer acquisition initiatives, and the Corporation’s expansion in real-money online casino and sportsbook. As such, management may determine that particular metrics that may have been presented in the past may no longer be helpful or relevant to an understanding of Amaya’s current and future business, performance or trends affecting the same, and as a result, such historic metrics may be replaced or new or alternative metrics may be introduced. For each applicable period, management intends to provide key metrics that it believes may be the most helpful and relevant to a complete and accurate understanding of the Corporation’s business, performance and trends affecting the same, in each case taking into account, among other things, the development of its product offerings, loyalty programs, customer acquisition efforts, and expansion in new markets and verticals. For additional information on how the Corporation calculates its key metrics and factors that can affect such metrics, see “Limitations of Key Metrics and Other Data” above.

Quarterly Real-Money Active Uniques (QAUs)

The Corporation defines QAUs as active unique customers (online, mobile and desktop client) who generated rake, placed a bet or otherwise wagered (excluding free play, bonuses or other promotions) on or through an Amaya poker, casino or sportsbook offering during the applicable quarterly period. The Corporation defines unique as a customer who played at least once on one of the Corporation’s real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (e.g., both poker and casino).  For further clarity, the exclusions from QAUs noted as “free play, bonuses or other promotions” include, without limitation, low-stakes and/or non-raked poker games, but do not include non-cash promotions or poker tournament fees covered by the Corporation as incentives for customers who ultimately make or place real-money wagers or bets on or through an Amaya poker, casino or sportsbook offering.  QAUs are a measure of the player liquidity on the Corporation’s real-money poker product offerings and level of gameplay on all of its real-money product offerings, collectively. Customer growth trends reflected in QAUs are key factors that affect the Corporation’s revenues. Trends in QAUs affect revenue and financial results by influencing the volume of gameplay, the Corporation’s product offerings, and its expenses and capital expenditures. QAUs are disclosed below on a combined basis for the Corporation’s real-money online gaming brands.

During the three months ended December 31, 2016, the Corporation had 2.61 million combined QAUs, which represents an increase of 7.6% over the three months ended December 31, 2015. The Corporation believes that the increase when compared to the fourth quarter of 2015 was primarily the result of increased registrations of new customers driven by certain customer acquisition initiatives, improved retention and reactivation of existing customers due to the expansion of the Corporation’s product offerings into casino and sportsbook, relaunch of real-money online poker and launch of real-money online casino in Portugal, successful marketing campaigns, and improvements in the poker ecosystem benefiting recreational players, as well as increased investment in customer relationship management initiatives. This is despite a decline in customer activity on the Full Tilt real-money online offerings in connection with a reduction in marketing expense and the player migration to the PokerStars platform. Historically, QAUs from the Corporation’s B2C operations have generally been higher in the first and fourth fiscal quarters. For a description of seasonal trends and other factors, see “Summary of Quarterly Results” below.

The Corporation has faced and may continue to face challenges in increasing the size of its active customer base, due to, among other things, competition from alternative products and services, past and potential future weakness in global currencies against the U.S. dollar, which decreases the purchasing power of the Corporation’s global customer base as the U.S. dollar is the primary currency of game play on the Corporation’s product offerings, high-volume, net-withdrawing customers who detract from the overall poker ecosystem and discourage recreational customers, as well as the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others. Notwithstanding the foregoing, the Corporation intends to drive growth in its customer base, reactivate dormant users and retain existing customers by, among other things, continuing to introduce improvements in the poker ecosystem to benefit recreational players, invest in customer relationship management initiatives, demonstrate the superiority of its products and services, improve the effectiveness of its marketing and promotional efforts, and by continuing to introduce new and innovative products, features and enhancements. See also the 2016 Annual Information Form, including under the headings “Business of the Corporation—Online and Mobile Poker”, “—Other Online and Mobile Products” and “—Business Strategy of the Corporation”. To the extent the growth of or growth rate in the Corporation’s customer base declines, the Corporation’s revenue growth will become increasingly dependent on its ability to increase levels of customer monetization.

Quarterly Net Yield (QNY)

The Corporation defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues from play-money offerings, live events and branded poker rooms, which are included in Other B2C revenues) for its two business lines (i.e., Poker and Casino & Sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. QNY is a non-IFRS measure.  For a reconciliation of the numerator of QNY to the nearest IFRS measure, see below, and for other important information on Amaya’s non-IFRS measures, see the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Selected Financial Information—Other Financial Information” below. The Corporation also provides QNY on a constant currency basis. For information on the Corporation’s constant currency revenues, see “Discussion of Operations—Impact of Foreign Exchange on Revenue”.  Trends in QNY are a measure of growth as the Corporation continues to expand its core real-money online poker offerings and real-money online casino and sportsbook offerings. In addition, the trends in the Corporation’s ability to generate revenue on a per customer basis across its three real money online gaming offerings are reflected in QNY and are key factors that affect the Corporation’s revenue.

During the three months ended December 31, 2016, the Corporation’s QNY was $114, which represents an increase of 0.5% from the three months ended December 31, 2015. The growth in QNY was primarily the result of the continued rollout of the casino product offerings, including through additional third party slots under the PokerStars Casino brand and into new jurisdictions, and improved customer relationship management initiatives, as well as the previously announced changes to the customer loyalty program and rake structure. Notwithstanding, QNY in the fourth quarter of 2016 was negatively impacted by (i) an increasing proportion of newly registered QAUs (i.e., QAUs who registered within the calendar year), who tend to have lower yields in their first few quarters of activity, as a total percentage of QAUs, primarily as a result of an evolving marketing strategy and certain customer acquisition initiatives, and (ii) the Corporation only offering online poker in Portugal for approximately one month following its relaunch in that jurisdiction late in the quarter. In addition, QNY in the fourth quarter of 2015 benefited from approximately $6.8 million in one-time revenues resulting from accounting adjustments for certain offsets to gross gaming revenue. During the three months ended December 31, 2016, the Corporation’s constant currency QNY was $117, which represents an increase of 3.3% from the three months ended December 31, 2015.  The growth in constant currency QNY was driven primarily by the same factors mentioned above.

There are many variables that impact the monetization of the Corporation’s product offerings through QNY, including the rake and fees charged in real-money online poker, the amounts wagered in real-money online casino and sportsbook, the amount of time customers play on its products, offsets to gross gaming revenue for loyalty program rebates, rewards, bonuses, promotions and VAT in certain jurisdictions, and the amount the Corporation spends on advertising and other expenses. The Corporation currently intends to increase QNY in future periods by, among other things, (i) continuing to introduce new and innovative products and other initiatives to enhance and optimize the customer experience and increase customer engagement, including through customer relationship management initiatives to attract high value customers (primarily recreational players), (ii) capitalizing on its existing online poker platforms and offerings, which provides customers with the highest level of player liquidity globally, (iii) cross-selling its online poker, casino and sportsbook offerings to both existing and new customers, and (iv) continuing to expand and improve its online casino and sportsbook offerings, including through the addition of new product offerings and new geographies.  See also the 2016 Annual Information Form, including under the headings “Business of the Corporation—Online and Mobile Poker”, “—Other Online and Mobile Products” and “—Business Strategy of the Corporation”.

The table below presents a reconciliation of the numerator of QNY (i.e., Poker and Casino & Sportsbook) to the nearest IFRS measure (i.e., revenue) as reported for the applicable period. Unless otherwise noted, any deviation in the reconciliation below to measures presented herein may be the result of immaterial adjustments made in later periods due to certain accounting reallocations.

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
$000's	2015 (as adjusted)	2015 (as adjusted)	2015 (as adjusted)	2015 (as adjusted)	2016	2016	2016	2016
Revenue	272,292	259,500	247,327	293,201	288,673	285,939	270,846	310,434
Corporate	(426)	(392)	(225)	(471)	(214)	(223)	(165)	(151)
Other B2C	(12,638)	(11,562)	(9,729)	(13,419)	(11,971)	(10,479)	(9,632)	(12,884)
Poker and Casino & Sportsbook	259,228	247,546	237,373	279,311	276,488	275,237	261,049	297,399

SELECTED FINANCIAL INFORMATION

Selected Financial Information

Selected financial information of the Corporation for the three months ended December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015, and 2014 is set forth below.

	Three Months Ended December 31,		Year Ended December 31,
$000's, except per share amounts	2016	2015 (as adjusted)	2016	2015 (as adjusted)	2014 (as adjusted)
Revenue	310,434	293,201	1,155,892	1,072,320	496,025
Net Earnings (Loss)	45,039	(17,119)	135,550	210,262	(3,680)
Net Earnings (Loss) from Continuing Operations	45,039	(15,226)	135,550	(20,019)	87,590
Basic Net Earnings (Loss) Per Common Share	$0.31	$(0.13)	$0.96	$1.58	$0.80
Diluted Net Earnings (Loss) Per Common Share	$0.23	$(0.13)	$0.70	$1.06	$0.64
Basic Net Earnings (Loss) from Continuing Operations per Common Share	$0.31	$(0.11)	$0.96	$(0.15)	$(0.03)
Diluted Net Earnings (Loss) from Continuing Operations per Common Share	$0.23	$(0.11)	$0.70	$(0.15)	$(0.03)
Total Assets (as at)	5,462,475	5,643,547	5,462,475	5,643,547	6,179,663
Total Long-Term Financial Liabilities (as at)	2,412,579	2,851,994	2,412,579	2,851,994	3,415,422

Total revenue increased in both the three month period and year ended December 31, 2016 as compared to the prior year periods primarily as a result of the growth of the Corporation’s online casino and sportsbook product offerings and as compared to the year ended December 31, 2014, as a result of the Rational Group Acquisition, which was acquired on August 1, 2014. For additional variance analysis on Poker revenues and Casino & Sportsbook revenues, see “Discussions of Operations” below. See also “Foreign Exchange Impact on Revenues” below for total revenue calculated on a constant currency basis.

The Corporation’s asset base of approximately $5.46 billion and outstanding long-term liabilities of approximately $2.41 billion at December 31, 2016 and asset base of approximately $5.64 billion and outstanding long-term liabilities of approximately $2.85 billion at December 31, 2015 were all primarily attributable to the Rational Group Acquisition. The decrease in the Corporation’s asset base from December 31, 2015 was primarily the result of the depreciation of its intangible assets, while the decrease in outstanding long-term liabilities from December 31, 2015 was primarily the result of reclassifying to current liabilities the deferred consideration in the initial aggregate amount of $400 million (of which the Corporation paid $200 million in November 2016 and an additional $75 million in January 2017). For additional information on the Corporation’s financial condition, see “Liquidity and Capital Resources” below.

Other Financial Information

To supplement its 2016 Annual Financial Statements presented in accordance with IFRS, the Corporation considers certain financial measures that are not prepared in accordance with IFRS, including those set forth below and QNY set forth above under “Key Metrics”. The Corporation uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.  See also the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Limitations of Key Metrics and Other Data” and “Key Metrics” above.

	Three Months Ended December 31,		Year Ended December 31,
$000's, except per share amounts	2016	2015 (as adjusted)	2016	2015 (as adjusted)
Total Revenue	310,434	293,201	1,155,892	1,072,320
Adjusted EBITDA	147,604	125,305	524,093	459,290
Adjusted Net Earnings	107,013	82,287	366,699	290,802
Adjusted Net Earnings per Diluted Share	$0.53	$0.42	$1.88	$1.47

Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share

The Corporation defines Adjusted EBITDA as net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and certain other items as set out in the table below.

The Corporation defines Adjusted Net Earnings as net earnings (loss) from continuing operations before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items as set out in the table below. Adjusted Net Earnings per Diluted Share as defined by the Corporation means Adjusted Net Earnings divided by Diluted Shares.

Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, warrants and the Corporation’s convertible preferred shares (“Preferred Shares”). The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. See note 10.  For the year ended December 31, 2016, Diluted Shares equaled 195,423,920.

The Corporation uses these non-IFRS measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that we exclude in such measures. The Corporation believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making.

The table below presents a reconciliation of such non-IFRS measures to the nearest IFRS measures.

	Three Months Ended December 31,		Year Ended December 31,
$000's, except per share amounts	2016	2015 (as adjusted)	2016	2015 (as adjusted)
Net earnings (loss) from continuing operations	45,039	(15,226)	135,550	(20,019)
Financial expenses	36,630	51,214	137,972	197,226
Income taxes	(78)	970	4,000	14,441
Depreciation of property and equipment	2,072	2,009	8,181	7,584
Amortization of intangible and deferred development costs	34,783	31,262	131,702	120,470
EBITDA	118,446	70,229	417,405	319,702
Stock-based compensation	1,893	2,901	10,289	14,224
Termination of employment agreements	3,643	9,607	15,008	12,745
Termination of affiliate agreements	1,099	2,362	4,485	7,652
Loss on disposal of assets	361	194	923	357
Loss (gain) from investments and associates	4,832	(774)	19,627	11,353
Gain on settlement of deferred consideration	(2,466)	—	(2,466)	—
Loss (gain) on sale of subsidiary	—	1,000	—	(4,352)
Acquisition-related costs	—	275	199	495
Impairment	9,646	8,940	16,931	24,459
Other costs	10,150	30,571	41,692	72,655
Adjusted EBITDA	147,604	125,305	524,093	459,290
Current income tax expense	(2,570)	(3,023)	(8,384)	(7,342)
Depreciation and amortization (excluding amortization of purchase price allocation intangibles)	(5,779)	(3,903)	(18,138)	(10,573)
Interest (excluding interest accretion)	(32,242)	(36,092)	(130,872)	(150,573)
Adjusted Net Earnings	107,013	82,287	366,699	290,802
Diluted Shares	200,132,710	196,401,455	195,432,920	197,993,500
Adjusted Net Earnings per Diluted Share	$0.53	$0.42	$1.88	$1.47

These non-IFRS measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of these measures rather than net earnings (loss) from continuing operations, which is the nearest IFRS equivalent of these financial measures. Some of these limitations are:

•	these non-IFRS financial measures exclude the applicable items listed in the reconciliation table above and other costs as set forth in the table below; and
•

the expenses that the Corporation excludes in its calculation of these non-IFRS financial measures may differ from the expenses, if any, that its peer companies may exclude from similarly-titled non-IFRS measures when they report their results of operations. In addition, although certain excluded expenses may have been incurred in the past or may be expected to recur in the future, management believes it is appropriate to exclude such expenses at this time as it does not consider them as on-going core operating expenses as it relates specifically to the Corporation as compared to its peer companies. For example, the Corporation currently excludes certain lobbying and legal expenses in jurisdictions where it is actively seeking licensure or similar approval, not for such expenses in jurisdictions where it (or any of its subsidiaries) currently operates, has customers, or holds a license or similar approval. Management believes that the Corporation’s incremental cost of these lobbying and legal expenses in such jurisdictions is generally higher than its peers given liabilities and related issues primarily stemming from periods prior to the Rational Group Acquisition or from matters not directly involving the Corporation or its current business. Moreover, certain exclusions, such as retention bonuses and office restructuring and legacy business unit shutdown costs, primarily relate to the Corporation’s transformation from a B2B provider to a pure-play B2C operator as a result of the Rational Group Acquisition and management believes such expenses are more similar to acquisition-related costs than to on-going core operating expenses. Over time, as management continues to assess its operations and calculation of applicable non-IFRS measures, it believes that, subject to, among other things, unanticipated events or impacts of anticipated events, it should have fewer adjustments or the amounts of such adjustments should decrease over time. The table below presents certain items comprising “Other costs” in the reconciliation table above:

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
	$000's	$000's (as adjusted)	$000's	$000's (as adjusted)
Non-U.S. lobbying expenses	765	2,773	3,065	8,081
U.S. lobbying and legal expenses	3,630	101	12,792	6,658
Strategic review professional fees	2,965	—	10,338	—
Retention bonuses	615	1,653	3,272	8,263
Non recurring professional fees	1,188	104	6,021	4,031
Romania back taxes	—	—	—	6,988
Austria gaming duty	—	24,853	—	24,853
New Jersey license fees	—	111	—	1,551
AMF investigation professional fees	1,018	(348)	5,509	4,510
Office restructuring and legacy business unit shutdown costs	(31)	1,324	695	7,720
Other costs	10,150	30,571	41,692	72,655

DISCUSSION OF OPERATIONS

Comparison of the Three Months Ended December 31, 2016 and 2015

	Three Months Ended December 31,
$000's except percentage amounts	2016	2015 ( as adjusted)	Variance	% Change
Revenue	310,434	293,201	17,233	5.9%
Selling	47,736	41,252	6,484	15.7%
General and administrative	149,321	154,918	(5,597)	(3.6%)
Financial	36,630	51,214	(14,584)	(28.5%)
Gaming duty	29,420	59,572	(30,152)	(50.6%)
Acquisition-related costs	—	275	(275)	(100.0%)
Loss on sale of subsidiary	—	(1,000)	1,000	100.0%
Loss (gain) from investments	4,811	(884)	5,695	644.2%
Loss from associates	21	110	(89)	(80.9%)
Gain on settlement of deferred consideration	2,466	—	2,466	—
Income taxes (recovery)	(78)	970	(1,048)	(108.0%)

Revenue

The revenue increase for the three months ended December 31, 2016 as compared to the prior year period was primarily attributable to (i) the continued rollout of the casino product offerings, including through additional third party slots under the PokerStars Casino brand and the expansion of the geographical reach into eligible markets, (ii) the previously announced changes to the customer loyalty program and rake structure, as well as adjustments to the Corporation’s multi-table tournament payout structure, (iii) the addition of new sports to and the expansion of the geographical reach into eligible markets of the Corporation’s sportsbook product, and (iv) the re-launch of real money online poker and launch of real money online casino in Portugal. It was also favorably impacted by growth in QAUs and the Corporation’s previously announced strategy of focusing on recreational players, which continues to see signs of success resulting in additional Poker revenue in part as a result of the reinvestment of loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players. Notwithstanding the foregoing, the general strengthening of the U.S. dollar relative to certain foreign currencies continued to have an unfavorable impact on the Corporation’s revenue as compared to the prior year period. See also “Foreign Exchange Impact on Revenue” below.

Revenue by Business Line and Geographic Region

	Three months ended December 31, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	88,323	8,521	1	96,845	—	96,845
Malta	52,727	46,267	1	98,995	—	98,995
Italy	19,947	10,347	177	30,471	—	30,471
United Kingdom	13,518	3,507	104	17,129	—	17,129
Spain	11,870	6,917	185	18,972	—	18,972
France	13,807	1,144	160	15,111	—	15,111
Other licensed or approved jurisdictions	17,022	3,482	12,256	32,760	151	32,911
	217,214	80,185	12,884	310,283	151	310,434

	Three months ended December 31, 2015 (As adjusted - note 4)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	92,705	4,047	—	96,752	—	96,752
Malta	60,051	33,161	—	93,212	—	93,212
Italy	20,898	5,003	142	26,043	—	26,043
United Kingdom	16,411	3,471	87	19,969	—	19,969
Spain	11,351	4,733	143	16,227	—	16,227
France	13,406	—	133	13,539	—	13,539
Other licensed or approved jurisdictions	14,012	62	12,914	26,988	471	27,459
	228,834	50,477	13,419	292,730	471	293,201

Following the Rational Group Acquisition, the vast majority of the Corporation’s revenues have been generated through Poker, followed by Casino & Sportsbook.  Other offerings, including social and play-money gaming, live poker events, branded poker rooms and daily fantasy sports, and other nominal B2C sources of revenue are aggregated into Other B2C revenues.  Corporate revenues include certain other nominal sources of revenue. These revenues together comprise one segment as individually they do not meet any of the quantitative thresholds or disclosure requirements described in IFRS 8, Operating segments.

Poker Revenue

Poker revenue for the three months ended December 31, 2016 was $217.2 million as compared to Poker revenue of $228.8 million for the three months ended December 31, 2015, which represents a decrease of approximately 5.1% year-over-year. The decline in Poker revenue was primarily the result of (i) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings, (ii) $6.8 million of revenue resulting from accounting adjustments for certain offsets to gross gaming revenue (iii) a decline in customer activity on the Full Tilt real-money online poker offerings, (iv) the cessation of operations in Israel and Slovenia, and (v) a decline in interest on player deposits, reflecting a decrease in the aggregate amount of customer deposits. Notwithstanding, Poker revenues were positively impacted and supported by (i) the Corporation’s previously announced strategy of focusing on recreational players, including through initiatives such as changes to its online poker loyalty program, rake structure, and the introduction of new poker promotions (in part a result of the reinvestment of loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players), (ii) an increase in poker QAUs, (iii) adjustments to the multi-table tournament payout structure to increase the percentage of players who have the ability to win, and (iv) the re-launch of poker and launch of casino in Portugal and launch of PokerStars NJ. The factors resulted in additional Poker revenue that partially offset the overall year-over-year decline. For information on the impact of fluctuations in foreign exchange rates, see “Foreign Exchange Impact on Revenue” below.

Casino & Sportsbook Revenue

Casino & Sportsbook revenue for the three months ended December 31, 2016 was $80.2 million as compared to $50.5 million for the three months ended December 31, 2015, which represents an increase of 58.9%.  The increase in Casino & Sportsbook revenue was primarily the result of (i) an increase in casino and sportsbook QAUs, (ii) the continued rollout of the Corporation’s casino product offerings, including through additional third party slots under the PokerStars Casino brand, (iii) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, and (iv) the addition of new sports to the Corporation’s sportsbook product, as well as the initiation of measured and efficient marketing campaigns.

Revenue by Geographic Region

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its online gaming products and services. The revenue tables above set out the proportion of revenue attributable to each gaming license or approval generating a minimum of 5% of total consolidated revenue for the three months ended December 31, 2016 and 2015.

Poker

Poker revenue was relatively stable in Italy, Spain and France and decreased in Isle of Man, Malta and United Kingdom for the three months ended December 31, 2016 as compared to the prior year period. The growth in other licensed and approved jurisdictions was primarily the result of obtaining local licenses to operate certain online gaming in Romania and Portugal (Romania had previously operated under the Malta license and the Corporation had previously ceased operations in Portugal), and the introduction of PokerStars NJ to the New Jersey market.  The overall decline in Poker revenue was primarily the result of (i) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings, (ii) a decline in customer activity on the Full Tilt real-money online poker offerings, and (iii) the cessation of operations in Israel and Slovenia, impacting Malta and Isle of Man Poker revenues. The decline in the United Kingdom was primarily due to the devaluation of the Great Britain Pound Sterling.

Casino & Sportsbook

Casino & Sportsbook revenue increased in each geographic region for the three months ended December 31, 2016 as compared to the prior year period. The increases were primarily the result of (i) the continued rollout of the Corporation’s casino product offerings, including through additional third party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, and (iii) the addition of new sports to the Corporation’s sportsbook product, as well as the initiation of measured and efficient marketing campaigns.  The significant increase in Malta was also the result of the Corporation offering online casino under its Malta license in the Isle of Man and the United Kingdom. The Corporation uses its Malta license for online casino offerings in the Isle of Man and United Kingdom to offset the VAT that it is contractually obligated to pay third party online slots providers with corresponding VAT input tax credits. Malta was also positively impacted by the expansion of the Corporation’s online casino and sportsbook product offerings into eligible markets. In addition, the significant increase in other licensed or approved jurisdictions was primarily the result of obtaining local licenses to operate online gaming in Romania and Portugal (Romania had previously operated under the Malta license and the Corporation had previously ceased operations in Portugal), introduction of online casino and sportsbook in Denmark and the introduction of online casino in New Jersey.  The Corporation does not currently offer online casino in France, but introduced its online sportsbook product offering in that jurisdiction in June 2016.

Other B2C

Other B2C revenue was relatively flat during the three months ended December 31, 2016 as compared to the prior year period.

Foreign Exchange Impact on Revenue

The general strengthening of the U.S. dollar, which is the primary currency of game play on the Corporation’s product offerings, relative to certain foreign currencies (particularly the Euro which is the primary depositing currency of the Corporation’s customers) during the three months ended December 31, 2016 as compared to the same period in 2015 continued to have an unfavorable impact on the Corporation’s revenue. During the three months ended December 31, 2016, the Corporation estimates the decline in the purchasing power of its consumer base, based on a weighted average of customer deposits, was a result of an average 3.0% decline in the value of its customers’ local currencies relative to the U.S. dollar.

To calculate revenue on a constant currency basis, the Corporation translated revenue for the current period using the prior year’s monthly average exchange rates for its local currencies other than the U.S. dollar, which the Corporation believes is a useful metric that facilitates comparison to its historical performance, mainly because the U.S. dollar is the primary currency of game play on the Corporation’s product offerings and the majority of the Corporation’s customers are from European Union jurisdictions.

If the Corporation had translated its total IFRS revenue for the three months ended December 31, 2016 using the constant currency exchange rates for its settlement currencies other than the U.S. dollar, such revenues would have been approximately $319.0 million, which is approximately $8.5 million, or 2.7%, higher than actual IFRS revenue during such period.

Expenses

Selling

The increase in selling expenses for the three months ended December 31, 2016 as compared to the prior year period was primarily the result of increased measured and efficient marketing and advertising campaigns, including those associated with the Corporation’s expansion of its online sportsbook offering, particularly as it relates to the promotion of the new BetStars brand, and the launch of limited television marketing for its PokerStars Casino brand in December 2016. Selling expenses also increased due to an increase in expenses relating to sponsored live events which facilitate the Corporation’s ability to create poker marketing content.

General and Administrative

The decrease in general and administrative expenses for the three months ended December 31, 2016 as compared to the prior year period was primarily the result of a decrease in salaries as a result of staff restructuring and reduction in professional fees, both in connection with the Corporation’s previously announced operational excellence program.  The decrease was partially offset by (i) increased amortization of intangible assets and deferred development costs associated with the migration of the Full Tilt platform and customers, and the launch of new casino and sportsbook product offerings, including new casino games and sports, (ii) increased payment processor costs, and (iii) increased operational costs, including communications and technology infrastructure, associated with growing the online casino and sportsbook platforms.

Financial

The decrease in financial expenses for the three months ended December 31, 2016 as compared to the prior year period was primarily the result of lower interest incurred on long-term debt as a result of the Swap Agreements (as defined and detailed below) and an unrealized exchange loss on translation related to the translation of the USD Second Lien Term Loan (as defined below) and the deferred consideration for the Rational Group Acquisition incurred during the three months ended December 31, 2015.

Gaming Duty

The decrease in gaming duty expenses for the three months ended December 31, 2016 as compared to the prior year period was primarily the result of a one-time expense for alleged gaming duties in Austria (primarily relating to periods prior to the Rational Group Acquisition) which was accrued in the three month period ended December 31, 2015. The decrease was partially offset by (i) gaming duties in New Jersey and Portugal and (ii) increases in gaming duty on the Casino & Sportsbook revenues reflecting growth in such revenues in markets where gaming duty is applicable, such as Spain and Greece.

Foreign Exchange Impact on Expenses

The Corporation’s expenses are also impacted by currency fluctuations.  Almost all of its expenses are incurred in either the Euro, Great Britain Pound Sterling, U.S. dollar or Canadian dollar. There are some natural hedges as a result of customer deposits made in such currencies, however the Corporation also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in “Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk”.

Loss from Investments

The loss recognized from investments during the three months ended December 31, 2016 as compared to the prior year period was primarily the result of the lower value of the Corporation’s retained ownership of certain preferred shares of NYX Digital Gaming (Canada) ULC (“NYX Sub”), a subsidiary of NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”). Such preferred shares were issued to the Corporation in connection with the sale of two of its former B2B businesses, CryptoLogic Ltd. and Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.), to NYX Gaming Group and NYX Sub (the “Chartwell/Cryptologic Sale”).

Gain on Settlement of Deferred Consideration

The Corporation recognized a gain on the payment in November 2016 of $200 million of the deferred purchase price for the Rational Group Acquisition, resulting in approximately $2.5 million in savings towards the outstanding balance of such deferred purchase price during the three month period ended December 31, 2016.

Income Taxes

The decrease in income taxes during the three months ended December 31, 2016 as compared to the prior year period was primarily the result of the Corporation recognizing further deferred tax assets in particular jurisdictions.

Results from Discontinued Operations

Certain of the former B2B businesses were classified as discontinued operations for the three months ended December 31, 2015. The table below illustrates the impact of such discontinued operations on the Corporation’s earnings during such period.

Three months ended December 31,
2015
$000’s except per share amounts
(As adjusted – note 4)
Revenue	—
Expenses	(3,098)
Results from operating activities before income taxes	(3,098)
Income taxes	—
Net loss from discontinued operations	(3,098)
Basic loss from discontinued operations per Common Share	$(0.02)
Diluted loss from discontinued operations per Common Share	$(0.02)

For additional information regarding the impact of such discontinued operations on the Corporation’s earnings, see the 2016 Annual Financial Statements and management’s discussion and analysis for the year ended December 31, 2015 (the “2015 Annual MD&A”).

Comparison of the Year Ended December 31, 2016 and 2015

	Year Ended December 31,
$000's except percentage amounts	2016	2015 (as adjusted)	Variance	% Change
Revenue	1,155,892	1,072,320	83,572	7.8%
Selling	170,496	166,557	3,939	2.4%
General and administrative	577,412	567,422	9,990	1.8%
Financial	137,972	197,226	(59,254)	(30.0%)
Gaming duty	113,102	139,197	(26,095)	(18.7%)
Acquisition-related costs	199	495	(296)	(59.8%)
Gain on sale of subsidiary	—	4,352	(4,352)	(100.0%)
Loss from investments	20,250	10,626	9,624	90.6%
Gain on settlement of deferred consideration	2,466	—	2,466	—
Earnings (loss) from associates	623	(727)	1,350	185.7%
Income taxes	4,000	14,441	(10,441)	(72.3%)

Revenue

The revenue increase for the year ended December 31, 2016 as compared to the prior year period was primarily attributable to (i) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, (ii) the continued rollout of the casino product offerings, including through additional third party slots under the PokerStars Casino brand (PokerStars first launched its third party slots offerings during the second quarter of 2015), (iii) the previously announced changes to the customer loyalty program and rake structure, as well as adjustments to the Corporation’s multi-table tournament payout structure, and (iv) the addition of new sports to the Corporation’s sportsbook product. It was also favorably impacted by growth in QAUs and the Corporation’s previously announced strategy of focusing on recreational players, which continues to see signs of success resulting in additional Poker revenue in part as a result of the reinvestment of loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players (which such Poker revenue partially offset the overall year-over-year decline, as detailed below). Notwithstanding, the general strengthening of the U.S. dollar relative to certain foreign currencies continued to have an unfavorable impact on the Corporation’s revenue as compared to the prior year period. See also “Foreign Exchange Impact on Revenue” below.

Revenue by Business Line and Geographic Region

	Year Ended December 31, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	339,513	19,187	3	358,703	—	358,703
Malta	225,974	166,198	4	392,176	—	392,176
Italy	77,646	31,693	624	109,963	—	109,963
United Kingdom	56,837	13,439	387	70,663	—	70,663
Spain	42,326	24,370	653	67,349	—	67,349
France	51,989	2,356	573	54,918	—	54,918
Other licensed or approved jurisdictions	51,774	6,871	42,722	101,367	753	102,120
	846,059	264,114	44,966	1,155,139	753	1,155,892

	Year ended December 31, 2015 (As adjusted - note 4)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	361,663	14,562	—	376,225	—	376,225
Malta	238,416	87,153	—	325,569	—	325,569
Italy	81,304	9,048	600	90,952	—	90,952
United Kingdom	64,644	10,422	368	75,434	—	75,434
Spain	44,569	14,977	604	60,150	—	60,150
France	56,875	—	563	57,438	—	57,438
Other licensed or approved jurisdictions	39,694	131	45,213	85,038	1,514	86,552
	887,165	136,293	47,348	1,070,806	1,514	1,072,320

Following the Rational Group Acquisition, the vast majority of the Corporation’s revenues have been generated through Poker, followed by Casino & Sportsbook.  Other offerings, including social and play-money gaming, live poker events, branded poker rooms and daily fantasy sports, and other nominal B2C sources of revenue are aggregated into Other B2C revenues. Corporate revenues include certain other nominal sources of revenue. These revenues together comprise one segment as individually they do not meet any of the quantitative thresholds or disclosure requirements described in IFRS 8, Operating segments.

Poker Revenue

Poker revenue for the year ended December 31, 2016 was $846.1 million as compared to Poker revenue of $887.2 million for the year ended December 31, 2015, which represents a decrease of 4.6%. The decline in Poker revenue was primarily the result of (i) a decline in customer activity on the Full Tilt real-money online poker offerings, (ii) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings, (iii) customers playing with a smaller deposit base as compared to the prior year period when they had not yet experienced the impact of the devaluation of their local currency against the U.S. dollar, (iv) a decline in interest on player deposits, reflecting a decrease in the aggregate amount of customer deposits, (v) the cessation of operations in Portugal (from July 2015 through the end of November 2016), Israel and Slovenia, and (vi) the impact of the Union of European Football Associations’ Euro 2016 tournament (the “2016 Euros”). Notwithstanding, and similar to the three months ended December 31, 2016, Poker revenues were positively impacted and supported by (i) the Corporation’s previously announced strategy of focusing on recreational players (in part a result of the reinvestment of loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players), (ii) adjustments to the multi-table tournament payout structure to increase the percentage of players who have the ability to win, (iii) the launch of PokerStars NJ, and (iv) the re-launch of poker and launch of casino in Portugal. The factors resulted in additional Poker revenue that partially offset the overall year-over-year decline. For information on the impact of fluctuations in foreign exchange rates, see “Foreign Exchange Impact on Revenue” below.

Casino & Sportsbook Revenue

Casino & Sportsbook revenue for the year ended December 31, 2016 was $264.1 million as compared to $136.3 million for the year ended December 31, 2015, which represents an increase of 93.8%.  The increase in Casino & Sportsbook revenue was primarily the result of (i) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, (ii) the continued rollout of the casino product offerings, including through additional third party slots under the PokerStars Casino brand (PokerStars first launched its third party slots offerings during the second quarter of 2015), (iii) growth in casino and sportsbook QAUs, and (iv) the addition of new sports to the Corporation’s sportsbook product, as well as the initiation of measured and efficient marketing campaigns.

Revenue by Geographic Region

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its online gaming products and services. The revenue tables above set out the proportion of revenue attributable to each gaming license or approval generating a minimum of 5% of total consolidated revenue for the year ended December 31, 2016 and 2015.

Poker

Poker revenue declined in most geographic regions for the year ended December 31, 2016 as compared to prior year period. The growth in other licensed and approved jurisdictions was primarily the result of obtaining local licenses to operate online gaming in Romania and Portugal (Romania had previously operated under the Malta license and the Corporation had previously ceased operations in Portugal), and the introduction of PokerStars to the New Jersey market.  The overall decline in Poker revenue was primarily the result of (i) a decline in customer activity on the Full Tilt real-money online poker offerings, (ii) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings, (iii) customers playing with a smaller deposit base as compared to the prior year period when they had not yet experienced the impact of the devaluation of their local currency against the U.S. dollar, (iv) the cessation of operations in Portugal (from July 2015 through the end of November  2016), Israel and Slovenia, impacting Malta and Isle of Man Poker revenues, (v) a decline in interest on player deposits, reflecting a decrease in the aggregate amount of customer deposits, and (vi) the impact of the 2016 Euros. The United Kingdom’s revenue was also negatively impacted by the devaluation in the Great Britain Pound Sterling.  Spain’s revenue was also negatively impacted by higher than anticipated jackpot payouts in the Corporation’s Spin & Go product. As it relates to France, the decline was also due to an increase in customer relationship management campaigns, in anticipation of France potentially transitioning to shared liquidity, leading to a reduction in net gaming revenue.

Casino & Sportsbook

Casino & Sportsbook revenue increased in each geographic region for the year ended December 31, 2016 as compared to the prior year period. The increases were primarily the result of (i) the continued rollout of the Corporation’s casino product offerings, including through additional third party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of the Corporation’s casino and sportsbook, products into eligible markets, and (iii) the addition of new sports to the Corporation’s sportsbook product, as well as the initiation of measured and efficient marketing campaigns.  The significant increase in Malta was also primarily a result of the Corporation offering online casino under its Malta license in the Isle of Man and the United Kingdom. The Corporation uses its Malta license for online casino offerings in the Isle of Man and United Kingdom to offset the VAT that it is contractually obligated to pay third party online slots providers with corresponding VAT input tax credits. In addition, the significant increase in other licensed or approved jurisdictions was primarily the result of the introduction of online casino and sportsbook in Denmark and the growth of online casino in Greece, obtaining local licenses to operate online gaming in Romania and Portugal (Romania had previously operated under the Malta license and the Corporation had previously ceased operations in Portugal), and the introduction of online casino in New Jersey.  The Corporation does not currently offer online casino in France, but introduced its online sportsbook product offering in that jurisdiction in June 2016.

Other B2C

Other B2C revenue declined in other licensed or approved jurisdictions for the year ended December 31, 2016 compared to the prior year period primarily due to a decrease in play money chip sales.

Foreign Exchange Impact on Revenue

The general strengthening of the U.S. dollar, which is the primary currency of game play on the Corporation’s product offerings, relative to certain foreign currencies (particularly the Euro which is the primary depositing currency of the Corporation’s customers) during the year ended December 31, 2016 as compared to the same period in 2015 continued to have an unfavorable impact on the Corporation’s revenue. During the year ended December 31, 2016, the Corporation estimates the decline in the purchasing power of its consumer base, based on a weighted average of customer deposits, was a result of an average 3.9% decline in the value of its customers’ local currencies relative to the U.S. dollar.

If the Corporation had translated its total IFRS revenue for the year ended December 31, 2016 using the constant currency exchange rates for its settlement currencies other than the U.S. dollar, such revenues would have been approximately $1.21 billion, which is approximately $50.3 million, or 4.4%, higher than actual IFRS revenue during such period.

Expenses

Selling

The increase in selling expenses for the year ended December 31, 2016 as compared to the prior year period was primarily the result of (i) increased third party royalty costs associated with increased casino revenue share driven by expansion of third party slot and live dealer game offerings and (ii) expenses related to campaigns promoting the new BetStars brand, offset by a reduction in (x) Full Tilt media expenses and (y) affiliate costs relating to the restructuring of certain affiliate agreements.

General and Administrative

The increase in general and administrative expenses for the year ended December 31, 2016 as compared to the prior year period was primarily the result of (i) increased amortization of intangible assets and deferred development costs associated with the migration of the Fill Tilt platform and customers, and the launch of new casino and sportsbook product offerings, including new casino games and sports, as applicable, (ii) consulting and professional fees incurred by the Corporation in connection with the Special Committee’s review of strategic alternatives for the Corporation , (iii) increased operational costs, including communications and technology infrastructure, associated with growing the online casino and sportsbook platforms, and (iv) hedging and incremental salary costs associated with certain termination payments related to staff restructuring related to the Corporation’s previously announced operational excellence program. These costs were partially offset by (i) a decrease in impairment of various acquired intangibles, (ii) a decrease in impairment of the Corporation’s investment in Innova Gaming Group Inc. (TSX.V: IGG) (“Innova”) which was previously classified as investment in associate and is now classified as an asset held for sale (see note 18), and (iii) reduced stock based compensation expense compared to the prior year.

Financial

The decrease in financial expenses for the year ended December 31, 2016 as compared to the prior year period was primarily the result of (i) the translation of the USD Second Lien Term Loan and the deferred purchase price for the Rational Group Acquisition and (ii) lower interest incurred on long-term debt as a result of the Refinancing (as defined below).

Gaming Duty

The decrease in gaming duty expenses for the year ended December 31, 2016 as compared to the prior year period was primarily the result of (i) a one-time expense for the payment of gaming duties owed in Romania in 2015 and for alleged gaming duties in Austria (primarily relating to periods prior to the Rational Group Acquisition) which was accrued in 2015, and (ii) change in gaming duty computation in Italy. These expenses were partially offset by (x) New Jersey and Portugal gaming duty expense and (y) gaming duty imposed on the Casino & Sportsbook revenues reflecting growth of such revenues in markets where gaming duty is applicable, such as Spain and Greece.

Foreign Exchange Impact on Expenses

The Corporation’s expenses are also impacted by currency fluctuations.  Almost all of its expenses are incurred in either the Euro, Great Britain Pound Sterling, U.S. dollar or Canadian dollar. There are some natural hedges as a result of customer deposits made in such currencies, however the Corporation also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in “Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk”.

Loss from Investments

The increased loss recognized from investments during the year ended December 31, 2016 as compared to the prior year period was primarily the result of a provision representing the present value of expected remaining EBITDA support payments under that certain EBITDA support agreement (as detailed below) entered into in connection with the initial public offering of common shares of Innova (the “Innova Offering”).

Gain on Settlement of Deferred Consideration

The Corporation recognized a gain on the payment in November 2016 of $200 million of the deferred purchase price for the Rational Group Acquisition, resulting in approximately $2.5 million in savings towards the outstanding balance during the year ended December 31, 2016.

Income taxes

The decrease in income taxes for the year ended December 31, 2016 as compared to the prior year period was primarily the result of the unwinding of certain deferred tax balances related to the divestiture of the Corporation’s former B2B businesses as well provisions recorded with respect to certain tax audits during the year ended December 31, 2015.

Results from Discontinued Operations

Certain of the former B2B businesses were classified as discontinued operations for the year ended December 31, 2015. The table below illustrates the impact of such discontinued operations on the Corporation’s earnings during such period.

Year ended December 31,
2015
$000’s except per share data
(As adjusted – note 4)
Total Revenue	45,058
Expenses	(113,758)
Results from operating activities before income taxes	(68,700)
Income taxes	40
Net loss from discontinued operations	(68,740)
Gain on sale of discontinued operations	360,424
Minimum revenue guarantee	(20,827)
Taxes on gain on sale of discontinued operations	(35,124)
Transaction costs	(5,452)
Net earnings from discontinued operations	230,281
Basic earnings from discontinued operations per Common Share	$1.73
Diluted earnings from discontinued operations per Common Share	$1.16

For additional information regarding the impact of such discontinued operations on the Corporation’s earnings, see the 2016 Annual Financial Statements and 2015 Annual MD&A.

SUMMARY OF QUARTERLY RESULTS

The following financial data for each of the eight most recently completed quarters has been prepared in accordance with IFRS, and all such periods have been adjusted to reflect the impact of discontinued operations, as applicable. Although the presentation currency for each period presented below is currently the U.S. dollar, all such periods (with the exception of the 2016 quarters presented) were previously presented in Canadian dollars. See note 4 for additional information on the change in presentation currency from Canadian dollars to U.S. dollars.

	For the three months ended (As adjusted for 2015 - note 4)
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
$000’s, except per share amounts	2015	2015	2015	2015	2016	2016	2016	2016
Total Revenue	272,292	259,500	247,327	293,201	288,673	285,939	270,846	310,434
Net Earnings (loss)	10,767	187,467	29,147	(17,119)	55,491	22,497	12,523	45,039
Net Earnings (loss) from Continuing Operations	23,263	6,382	(34,438)	(15,226)	55,491	22,497	12,523	45,039
Basic Net Earnings (loss) per Common Share	$0.08	$1.40	$0.22	$(0.13)	$0.42	$0.16	$0.09	$0.31
Diluted Net Earnings (loss) per Common Share	$0.05	$0.94	$0.15	$(0.13)	$0.28	$0.12	$0.06	$0.23
Basic Net Earnings (loss) from Continuing Operations per Common Share	$0.17	$0.05	$(0.26)	$(0.11)	$0.42	$0.16	$0.09	$0.31
Diluted Net Earnings (loss) from Continuing Operations per Common Share	$0.12	$0.03	$(0.26)	$(0.11)	$0.28	$0.12	$0.06	$0.23

The revenue increases for each quarter of 2016 as compared to the prior year periods were primarily attributable to Casino & Sportsbook Revenues resulting from the continued rollout of casino and sportsbook products and the expansion of the geographical reach of such products into eligible markets, and the previously announced changes to the Corporation’s customer loyalty program and rake structure, as well as adjustments to the Corporation’s multi-table tournament payout structure, including through the reinvestment of a portion of the loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players.

For a discussion of trends and variances over the three month period and years ended December 31, 2016 and 2015, see “Selected Financial Information”, “Discussion of Operations”, “Liquidity and Capital Resources” and “Cash Flows by Activity” contained in this MD&A.

Given the nature of the B2C business, including, without limitation, the extent of certain non-recurring and other costs, instead of evaluating IFRS net earnings (loss) from continuing operations alone, the Corporation also analyzes Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share to evaluate operating results and for financial and operational decision-making purposes. The Corporation believes that these measures provide more useful information about its operating results and enhances the overall understanding of its past performance and future prospects, as well as its performance against peers and competitors. See “Selected Financial Information—Other Financial Information” above.

The Corporation’s results of operations can fluctuate due to seasonal trends and other factors. Historically, given the geographies where the majority of the Corporation’s customers are located, and the related climate and weather in such geographies, among other things, revenues from its B2C operations have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. In online sportsbook, fluctuations can also occur around applicable sports seasons with increased customer activity around notable or popular sporting events.  As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted the Corporation’s historical results will repeat in future periods as the Corporation cannot influence or forecast many of these factors.  For other factors that may cause its results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see “Outlook” above, “Liquidity and Capital Resources—Market Risk” and “Risk Factors and Uncertainties” below, and the 2016 Annual Information Form, including, without limitation, under the headings “Risk Factors and Uncertainties” and “Business of the Corporation—Seasonality” therein.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s principal sources of liquidity are its cash generated from operations and certain other currently available funds. Currently available funds consist primarily of cash on deposit with banks and available-for-sale investments, which are comprised primarily of certain highly liquid, short-term investments, including equity and debt securities. Generally, following the Rational Group Acquisition, the Corporation’s working capital needs are minimal over the year as the B2C business requires customers to deposit funds prior to playing or participating in its real-money product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management is also of the opinion that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative products and services. Based on the Corporation’s currently available funds, funds available from the Credit Facility (as defined and detailed below) and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, and fund currently planned development activities and other capital expenditures for at least the next 12 months. Notwithstanding, as a result of, among other things, the state of capital markets and the Corporation’s ability to access them on favorable terms, if at all, micro and macro-economic downturns, and contractions of the Corporation’s operations may influence its ability to liquidate its available-for-sale investments or otherwise secure the capital resources required to satisfy current or future obligations (including, without limitation, those set forth under “Contractual Obligations” below) and fund future projects, strategic initiatives and support growth. For a description of the factors and risks that could affect the Corporation’s ability to generate sufficient amounts of cash and access the capital markets, in the short- and long-terms, in order to maintain the Corporation’s capacity to meet its obligations and expected growth or fund development activities, see “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form.

The Corporation’s asset base of approximately $5.46 billion and outstanding long-term liabilities of approximately $2.41 billion at December 31, 2016 and asset base of approximately $5.64 billion and outstanding long-term liabilities of approximately $2.85 billion at December 31, 2015 were all primarily attributable to the Rational Group Acquisition. The decrease in the Corporation’s asset base from December 31, 2015 was primarily the result of the depreciation of its intangible assets, while the decrease in outstanding long-term liabilities from December 31, 2015 was primarily the result of reclassifying the deferred purchase price for the Rational Group Acquisition in the then-aggregate amount of $400 million as a current liability.

The Corporation believes that it improved its financial condition since December 31, 2015 by, among other things, paying a portion of the deferred purchase price for the Rational Group Acquisition, decreasing its leverage ratios and producing strong net cash inflows from operating activities, and expects to continue to do so by strengthening its cash flow generation, liquidity and leverage profile as a result of, among other things, continuing to introduce new and innovative products, pursue expansion into new jurisdictions and further reduce outstanding liabilities. For additional information regarding the Corporation’s repayment of debt, including the Refinancing, see below under “Long-Term Debt”.

For additional information regarding the Corporation’s liquidity and capital resources, see the descriptions of the Corporation’s debt as set forth below under “Credit Facility” and “Long-Term Debt” and the notes to the 2016 Annual Financial Statements, as well as the 2016 Annual Information Form under the heading “General Development of the Business”.  See also “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”.

Market Risk

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than the U.S. dollar and Canadian dollar. In general, the Corporation is a net receiver of currencies other than the U.S. dollar and Canadian dollar, primarily the Euro, which is the primary depositing currency of the Corporation’s customers. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, have reduced the purchasing power of the Corporation’s customers and thereby negatively affected the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net earnings as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. The Corporation uses derivative financial instruments for risk management purposes, not for generating trading profits, and anticipates that such instruments will mitigate foreign currency risk.  As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.  However, it is difficult to predict the effect hedging activities could have on the Corporation’s results of operations and there can be no assurance that any foreign currency exchange risks will be so mitigated or that such instruments will not result in a loss. The Corporation recognized foreign currency gain of $5.09 million and foreign currency losses of $3.34 million in the three months ended December 31, 2016 and 2015, respectively, and foreign currency gains of $29.65 million and losses of $5.85 million in the years ended December 31, 2016 and 2015, respectively.

In addition to the Swap Agreements (as defined and detailed below), the Corporation entered into multiple foreign exchange contracts during the year (the “Foreign Exchange Contracts”) to purchase U.S. dollars for Euros, sell U.S. dollars for Euros and to buy Great Britain Pound Sterling for U.S. dollars. These economic hedges are intended to mitigate the impact of the fluctuation of both the U.S. dollar to Euro and U.S. dollar to Great Britain Pound Sterling exchange rates on foreign currency liabilities.  For the year ended December 31, 2016, the Corporation recognized a realized loss of $1.47 million in income on the Foreign Exchange Contracts that matured during the period and an unrealized loss on the Foreign Exchange Contracts of $4.9 million that will mature in future periods during the year ending December 31, 2017. The Corporation believes that the Foreign Exchange Contracts have had no material impact on its 2016 Annual Financial Statements (see note 22). For additional information on derivatives, see also note 2 in the 2016 Annual Financial Statements. The Corporation may in the future enter into additional derivatives or other financial instruments in an attempt to hedge its foreign currency exchange risk.

Interest Rate Sensitivity

The Corporation’s exposure to changes in interest rates (particularly, fluctuations in LIBOR) relates primarily to interest paid on the Corporation’s long-term indebtedness, as well as the interest earned on and market value of its cash and available-for-sale investments. The Corporation is also exposed to fair value interest rate risk with respect to its USD First Lien Term Loan, which it attempts to mitigate by hedging through the Swap Agreements that fix the interest rate on the same. The Corporation is also exposed to cash flow interest rate risk on its EUR First Lien Term Loan and USD Second Lien Term Loan, which each bear interest at variable rates.

As of the date hereof and as a result of the Repricing (as detailed above), the USD First Lien Term Loan and USD Second Lien Term Loan each have a LIBOR floor of 1.00% and EUR First Lien Term Loan has no Euribor floor. As such, the interest rates cannot decrease below 4.50%, 8.00% and 3.75%, respectively. Management monitors movements in the interest rates by reviewing the Bank of Canada prime rate, Euribor and LIBOR on a quarterly basis.

The Corporation’s cash consists primarily of cash on deposit with banks and its available-for-sale investments consist primarily of certain highly liquid, short-term instruments, including equities, funds and debt securities. The Corporation’s investment policy and strategy is focused on preservation of capital and supporting its liquidity requirements, not on generating trading profits. Changes in interest rates affect the interest earned on the Corporation’s cash and available-for-sale investments and the market value of those securities. However, any realized gains or losses resulting from such interest rate changes would only occur if the Corporation sold the investments prior to maturity.

Liquidity Risk

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring its forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources, including the debt and equity capital markets, as required.

Contractual Obligations

The following is a summary of the Corporation’s contractual obligations as of December 31, 2016:

	Payments due by period
	Total	Less than	1-3 years	3-5 years	More than
$000's		1 year			5 years
Provisions[1]	220,150	211,208	7,495	1,447	—
Long Term Debt	3,142,567	198,861	372,982	2,346,537	224,187
Derivatives	10,516	4,922	5,594	—	—
Purchase Obligations	41,016	8,005	10,792	6,608	15,611
Total	3,414,249	422,996	396,863	2,354,592	239,798

_____________________________

1The purchase price for the Rational Group Acquisition included a $4.5 billion payment made at the closing of the transaction, plus a deferred purchase price initially equal to $400 million (of which the Corporation paid $200 million in November 2016 and an additional $75 million in January 2017, and will pay an additional approximately $48 million by May 15, 2017 as a result of the Repricing). Pursuant to the terms of the credit agreements governing the debt incurred for the Rational Group Acquisition, the Corporation must deposit into a separate bank account an amount equal to 35% of its monthly excess cash flow (as defined under the credit agreements) for such deferred payment. For additional information regarding the deferred payment and Amaya’s current plans for financing the same, see above under “Overview—2016 and Subsequent Developments—Deferred Payment Financing”.

Credit Facility

The Corporation obtained a first lien revolving credit facility of $100 million on August 1, 2014 in connection with the Rational Group Acquisition (the “Credit Facility”).  Maturing on August 1, 2019, the Credit Facility can be used to fund working capital needs and for general corporate purposes.  The interest rate under the Credit Facility is, at the Corporation’s option, either LIBOR plus 4.00% or ABR plus 3.00%.  The applicable commitment fee on the Credit Facility is based on a first lien leverage ratio of 3.75 to 1.00 and could range from 0.375% to 0.50%.  Borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties.

As at each of December 31, 2016 and December 31, 2015, there were no amounts outstanding under the Credit Facility. However, in connection with the previously reported December 23, 2015 Commonwealth of Kentucky trial court order for damages against certain of its subsidiaries, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. In connection with the posting of the bond, the Corporation delivered cash collateral in the amount of $40 million and letters of credit in the aggregate amount of $30 million (collectively, the “Kentucky Bond Collateral”), which thereby reduced the availability under the Credit Facility to $70 million.

For additional information on the proceedings in Kentucky, see below under “Legal Proceedings and Regulatory Actions”, the 2016 Annual Reports and the Q3 2016 MD&A, including under the heading “Legal Proceedings and Regulatory Actions” therein, as applicable, and note 31.

Long-Term Debt

The following is a summary of long-term debt outstanding at December 31, 2016, 2015, and 2014 (all capitalized terms used in the table below relating to such long-term debt are defined below):

	Interest rate	December 31, 2016, Principal outstanding balance in local denominated currency	December 31, 2016 Carrying amount	December 31, 2015, Principal outstanding balance in local denominated currency	December 31, 2015 Carrying amount	January 1, 2015, Principal outstanding balance in local denominated currency	January 1, 2015 Carrying amount
		000’s	$000’s	000’s	$000’s (As adjusted - note 4)	000’s	$000’s (As adjusted - note 4)
USD First Lien Term Loan	5.00%	2,021,097	1,965,929	2,041,616	1,978,763	1,745,625	1,686,252
EUR First Lien Term Loan	5.25%	286,143	296,197	289,048	307,584	199,500	233,935
USD Second Lien Term Loan	8.00%	210,000	166,453	210,000	161,524	800,000	752,969
USD Senior Facility		—	—	—	—	238,000	236,110
USD Mezzanine Facility		—	—	—	—	104,537	88,734
CDN 2013 Debentures	7.50%	—	—	30,000	21,556	30,000	24,151
Total long-term debt			2,428,579		2,469,427		3,022,151
Current portion			47,750		32,889		—
Non-current portion			2,380,829		2,436,538		—

The decrease in outstanding long-term debt from December 31, 2015 to December 31, 2016 was primarily the result of the repayment of the CDN 2013 Debentures (as defined below). The decrease in outstanding long-term debt from December 31, 2014 to December 31, 2015 was primarily the result of the repayment of the USD Senior Facility and USD Mezzanine Facility in connection with the sale of a former subsidiary, Cadillac Jack Inc. (“Cadillac Jack”), to AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE:APO) (the “Cadillac Jack Sale”), and the Refinancing (as defined below), as offset by fluctuations in foreign currency exchange rates. For additional information regarding the interest on the Corporation’s outstanding long-term debt, including the effective interest rates, see the 2016 Annual Financial Statements. To manage its interest rate exposure on certain of its debt, the Corporation entered into the Swap Agreements (as defined and described below).

The principal repayments of the Corporation’s currently outstanding long-term debt over the next five years amount to the following:

	1 Year $000's	2 Years $000's	3 Years $000's	4 Years $000's	5 Years and Greater $000's
USD First Lien Term Loan	57,244	80,657	20,519	20,519	1,842,158
EUR First Lien Term Loan	8,529	12,017	3,057	3,057	274,456
USD Second Lien Term Loan	—	—	—	—	210,000
Total	65,773	92,674	23,576	23,576	2,326,614

CDN 2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units consisting of debentures and warrants, issuing and selling 30,000 units at a price of CDN $1,000 per unit for aggregate gross proceeds of CDN $30 million (the “CDN 2013 Debentures”). The CDN 2013 Debentures matured on January 31, 2016 and were repaid in full on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016.  As of such date, the Corporation had no further obligations under or with respect to the same.

Senior Facility

On May 15, 2014, Cadillac Jack obtained an incremental $80 million term loan to its then-existing credit facilities through an amendment thereto for the purpose of financing working capital expenses and general corporate purposes of the Corporation. The new aggregate principal amount of $240 million accrued interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor (as amended, the “USD Senior Facility”). The USD Senior Facility was to mature over a five-year term from the closing date and was secured by the stock and the assets of the subsidiary. The Corporation fully repaid, and satisfied all outstanding obligations under, the USD Senior Facility on May 29, 2015.

Mezzanine Facility

On May 15, 2014, Cadillac Jack obtained a mezzanine subordinated unsecured loan (the “USD Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of $100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of the subsidiary, interest accruing at a per annum rate of 7% could instead be paid in-kind in lieu of cash. The USD Mezzanine Facility was to mature over a six-year term from the closing date and was unsecured. The Corporation fully repaid, and satisfied all outstanding obligations under, the USD Mezzanine Facility on May 29, 2015.

The repayment of the USD Senior Facility and USD Mezzanine Facility resulted in the Corporation repaying approximately $344 million of debt, thereby eliminating all related debt service costs, including interest payments, of each of the USD Senior Facility and USD Mezzanine Facility.

First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Without giving effect to the Refinancing, the first lien term loans consisted of a $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor and repayable on August 22, 2021. Also without giving effect to the Refinancing, the second lien term loan consisted of an $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing”). The Refinancing included the repayment of approximately $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately $195 million in cash.  The credit agreement related to the First Lien Term Loans was amended to, among other things, provide for these increased term loan facilities. As a result of the Refinancing, the Corporation realized savings of approximately $15.28 million and $3.02 million in interest expense for the years ended December 31, 2016 and 2015, respectively.

In addition to the Refinancing, on March 3, 2017, the Corporation completed the Repricing. As a result of the Repricing, the Corporation currently expects to save approximately 13%, or $15.4 million, of interest expense over the next twelve months. For additional information on the Repricing, see above under “Overview and Outlook—2016 and Subsequent Developments—First Lien Term Loans Repricing and Amendment”.

First Lien Term Loans

Giving effect to the Refinancing and the Repricing, the USD First Lien Term Loan decreased to approximately $1.92 billion and the EUR First Lien Term Loan increased to approximately €386 million.

The Corporation is required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans.  Excess cash flow is referred to as EBITDA of Amaya Holdings B.V. (a parent of the Rational Group) on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ended on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio (as defined in the credit agreement governing the First Lien Term Loans) at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

As a result of the Refinancing and Repricing and respective amendments to the credit agreement for the First Lien Term Loans, the Corporation was not required to allocate any excess cash flow to the principal repayment of the First Lien Term Loans during the fiscal year ending December 31, 2016 and will not be required to do so during the fiscal years ending December 31, 2017 and 2018. However, to the extent that the Corporation has such excess cash flow in applicable periods beginning in 2019, the Corporation may be required to allocate the applicable portion of such excess cash flow for such principal repayment.

The agreement for the First Lien Term Loans limits Amaya Holdings B.V. and its subsidiaries’ ability to, among other things, incur additional debt or grant additional liens on its assets and equity, distribute equity interests and distribute any assets to third parties.

As described above under “—Market Risk—Interest Rate Sensitivity”, the Corporation is exposed to the fluctuations in the LIBOR rate as certain of its indebtedness is at variable rates of interest which could lead to increased interest charges. During the year ended December 31, 2015, a subsidiary of the Corporation entered into cross currency interest rate swap agreements (collectively, the “Swap Agreements”), designated and qualifying as cash flow hedges, to manage the interest rate exposure on the USD First Lien Term Loan. Under the Swap Agreements, the subsidiary agreed to exchange a notional principal amount of approximately $2.07 billion of the USD First Lien Term Loan into Euro denominated fixed rate debt in order to fix future interest and principal payments in terms of the Euro, which is the subsidiary’s functional currency.  In doing so, the Corporation currently expects to mitigate the impact of changes in interest rates and the impact of foreign currency gains and losses resulting from changes in the U.S. dollar to Euro exchange rate, thereby potentially reducing the uncertainty of future cash flows. As of December 31, 2016, the fair value of the Swap Agreements represented an asset of $52.03 million, and as a result of the Swap Agreements, the Corporation had interest savings of $7.75 million during the year. Subsequent to the year ended December 31, 2016, the Corporation unwound and settled a notional principal amount of $616.54 million of the Swap Agreements for a gain of $13.90 million. As a result of this unwinding and settlement, approximately $1.28 billion of the USD First Lien Term Loan is covered under the Swap Agreements. The $639.89 million USD First Lien Term Loan remains exposed to fluctuations in interest rates. However, as a result of the Repricing, the Corporation expects to save approximately $15.40 million of interest expense per year.

See also “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”.

USD Second Lien Term Loan

Giving effect to the Refinancing, the USD Second Lien Term Loan decreased to $210 million, and although the applicable interest rate remained the same, the effective interest rate increased (note 20).

During portion of the years ended December 31, 2015 and 2016, the Corporation designated a portion of the USD First Lien Term Loan, its entire principal amount of the USD Second Lien Term Loan and its contingent consideration (i.e., the deferred purchase price for the Rational Group Acquisition) as a foreign exchange hedge of its net investment in its foreign operations.   Accordingly, the portion of the losses arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the consolidated statements of comprehensive income, counterbalancing a portion of the losses arising from translation of the Corporation’s net investment in its foreign operations.

During the years ended December 31, 2016 and December 31, 2015, there was no ineffectiveness with respect to the net investment hedge.

For the year ended December 31, 2016, the Corporation recorded an unrealized exchange loss on translation of $48.29 million (December 31, 2015 - $455,000) in the cumulative translation adjustment in reserves related to the translation of a portion of the USD First Lien Term Loan, USD Second Lien Term Loan and the deferred payment.

CASH FLOWS BY ACTIVITY

Comparison of the Three Months Ended December 31, 2016 and 2015

The table below outlines a summary of cash inflows and outflows by activity for the three months ended December 31, 2016 and 2015 with respect to continuing operations.

	Three Months Ended December 31,
	2016	2015
	$000's	$000's ( as adjusted)
Net cash inflows from operating activities	148,295	102,636
Net cash outflows from financing activities	(237,032)	(36,779)
Net cash inflows (outflows) from investing activities	147,441	(13,866)

Cash Inflows from Operating Activities

The Corporation generated cash inflows from operating activities for the three months ended December 31, 2016 and 2015. This was primarily the result of cash flow generated by the Corporation’s B2C business. The Corporation’s cash inflows from operating activities increased for the three months ended December 31, 2016 as compared to the prior year period primarily as a result of increased EBITDA generated from the underlying operations.

Cash Outflows from Financing Activities

During the three months ended December 31, 2016, the primary expenditures affecting cash outflows from financing activities were (i) the payment of $200 million on the deferred purchase price in November 2016 and (ii) the repayment of long-term debt interest and principal related to the First Lien Term Loans and the USD Second Lien Term Loan. During the three months ended December 31, 2015, the primary expenditures affecting cash outflows from financing activities were the payment of long-term debt interest and principal related to the First Lien Term Loans and the USD Second Lien Term Loan.

Cash Inflows (Outflows) from Investing Activities

During the three months ended December 31, 2016, the Corporation’s cash inflows from investing activities were primarily driven by the derestriction of certain required monthly excess cash flow deposits to partially fund the $200 million payment on the deferred purchase price in November 2016, partially offset by capital expenditures, primarily consisting of investments in online poker, casino and sportsbook. During the three months ended December 31, 2015, the Corporation’s cash outflows from investing activities were primarily driven by investments in online casino and sportsbook development, required monthly excess cash flow deposits for the deferred purchase price, offset by proceeds from the sale of certain investments.

Comparison of the Year Ended December 31, 2016 and 2015

The table below outlines a summary of cash inflows and outflows by activity for the year ended December 31, 2016 and 2015 with respect to both continuing and discontinued operations.

	Year Ended December 31,
	2016	2015
	$000's	$000's (as adjusted)
Net cash inflows from operating activities	349,936	362,710
Net cash outflows from financing activities	(375,586)	(807,200)
Net cash inflows from investing activities	28,871	370,653

Cash Inflows from Operating Activities

The Corporation generated cash inflows from operating activities for the year ended December 31, 2016 and 2015. This was primarily the result of cash flow generated by the Corporation’s B2C business. The Corporation’s cash inflows from operating activities decreased for the year ended December 31, 2016 as compared to the prior year period despite increased EBITDA primarily as a result of (i) payment of alleged gaming duties in Austria (primarily relating to periods prior to the Rational Group Acquisition) which were accrued in 2015, (ii) less collections of payment processor receivables, (iii) a decrease in the total deposit balances of high volume, net withdrawing customers, as partially offset by an increase in net deposits, and (iv) a reduction in accounts payable associated with the repayment of outstanding 2015 supplier balances.

Cash Outflows from Financing Activities

During the year ended December 31, 2016, the primary expenditures affecting cash outflows from financing activities were (i) the payment of $200 million on the deferred purchase price in November 2016 and (ii) the repayment of long-term debt interest and principal related to the First Lien Term Loans and the USD Second Lien Term Loan. During the year ended December 31, 2015, the primary expenditures affecting the cash outflows from financing activities were (i) the repayment of the USD Senior Facility and USD Mezzanine Facility, including the associated prepayment penalty and costs, as a result of the Cadillac Jack Sale, (ii) long-term debt interest and principal payments  related to the First Lien Term Loans and the USD Second Lien Term Loan, (iii) the Refinancing, including associated costs, and (iv) the repurchase of Common Shares under the Corporation’s then-effective normal course issuer bid.

Cash Inflows from Investing Activities

During the year ended December 31, 2016, the Corporation’s cash inflows from investing activities were primarily driven by the derestriction of certain required monthly excess cash flow deposits to partially fund the $200 million payment on the deferred purchase price in November 2016, partially offset by (i) the required monthly excess cash flow deposits for the deferred purchase price, (ii) the cash collateral delivered as part of the Kentucky Bond Collateral, (iii) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development, and (iv) the payment of certain minimum revenue guarantees in relation to the divestitures of the Corporation’s former B2B assets. During the year ended December 31, 2015, cash inflows from investing activities primarily resulted from the proceeds of the Cadillac Jack Sale, the Chartwell/Cryptologic Sale and the Innova Offering, in each case as partially offset by the required monthly excess cash flow deposits for the deferred purchase price and capital expenditures, primarily consisting of investments in deferred development costs.

Cash Inflows and Outflows from Discontinued Operations

Certain of the former B2B businesses were classified as discontinued operations for the year ended December 31, 2015. The table below illustrates the impact of such discontinued operations on the Corporation’s cash flows during such period.

Year ended December 31,
2015
$000’s (As adjusted - note 4)
Net cash inflows from operating activities	1,225
Net cash inflows from financing activities	1,218
Net cash outflows from investing activities	(16,121)

For additional information regarding the impact of such discontinued operations on the Corporation’s cash flows, see the 2016 Annual Financial Statements and 2015 Annual MD&A.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a description of the Corporation’s significant accounting policies, critical accounting estimates and judgments, and related information see note 2 to the 2016 Annual Financial Statements. Other than as set forth below, there have been no changes to the Corporation’s significant accounting policies or critical accounting estimates or judgments during the year ended December 31, 2016.

Change in Critical Accounting Estimates

During the year ended December 31, 2016, the Corporation determined that it was necessary to accelerate the amortization of the Full Tilt software no longer used as a result of the previously announced migration of the Full Tilt brand and players to the PokerStars platform reducing the remaining life from 39 to 24 months. Although the software will no longer be used, the Corporation determined that there is value in preventing its use by others. This change in accounting estimate results in an increase in amortization of intangibles expense from approximately $11.28 million to approximately $18.10 million each year from May 2016 through April 2018.

In connection with the Innova Offering, the Corporation entered into an EBITDA support agreement with Innova pursuant to which the Corporation agreed to pay Innova each year until June 30, 2020 a maximum of CDN$2 million based on any applicable EBITDA shortfall recognized by Innova in each such year. For the year ended December 31, 2015, no shortfall was expected and therefore no provision was recorded. During the year ended December 31, 2016, Innova informed the Corporation that its EBITDA expectations would result in a shortfall in each of the remaining four years and as a result, the Corporation recorded a provision of $5.33 million, representing the present value of the expected remaining EBITDA support payments.

Change in Significant Accounting Policies

As previously reported, beginning with the first quarter of 2016 the Corporation changed its presentation currency from Canadian dollars to U.S. dollars and reported prior period adjustments relating to the same. See above under “Management’s Discussion and Analysis” and note 4 to the 2016 Annual Financial Statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies Adopted

During the year ended December 31, 2016, there were no changes to the Corporation’s accounting policies adopted.

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets. IFRS 9 also amends the impairment model by introducing a new expected credit losses model for calculating impairment on its financial assets and commitments to extend credit. The standard also introduces additional changes relating to financial liabilities. IFRS 9 also includes a new hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Extended disclosures about risk management activity for those applying hedge accounting will also be required under the new standard.

An entity shall apply IFRS 9 retrospectively, with some exemptions, for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers, unless those contracts are within the scope of other standards such as insurance contracts, financial instruments or lease contracts. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 16, Leases

The IASB recently issued IFRS 16 to replace IAS 17 “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2016, the Corporation had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

OUTSTANDING SHARE DATA

As at March 20, 2017
Common Shares issued and outstanding	145,772,027
Common Shares issuable upon conversion of 1,139,249 Preferred Shares	55,029,243
Common Shares issuable upon exercise of options	9,672,325
Common Shares issuable upon exercise of warrants	4,000,000
Total Common Shares on a fully-diluted basis	214,473,595

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, there were no material changes or updates to the Corporation’s material legal proceedings or regulatory actions during the three months ended December 31, 2016. For additional information regarding the Corporation’s material legal proceedings and regulatory actions, see the 2016 Annual Information Form and the Q3 2016 MD&A under the heading “Legal Proceedings and Regulatory Actions”.

Kentucky Proceeding

For information regarding the previously reported proceeding in Kentucky, see above under “Liquidity and Capital Resources—Credit Facility”, the 2016 Annual Information Form, including under the heading “Legal Proceedings and Regulatory Actions” therein, and note 31 to the 2016 Annual Financial Statements.

The AMF Investigation and Foreign Payments Matter

For information regarding the previously reported AMF investigation and related matters and foreign payments matter, see the 2016 Annual Information Form.

Class Actions

For information regarding the previously reported class action lawsuits, see the 2016 Annual Information Form.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROL OVER FINANCIAL REPORTING

The applicable rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators require Amaya’s certifying officers, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to establish and maintain disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in such rules. In compliance with these rules, the Corporation has filed applicable certifications signed by the CEO and the CFO that, among other things, report on the design of each of DC&P and ICFR.

Disclosure Controls and Procedures

The CEO and CFO have designed DC&P, or have caused them to be designed under their supervision, to provide reasonable assurance that:

•	material information relating to the Corporation is made known to them by others, particularly during the period in which the annual and interim filings are being prepared; and
•

information required to be disclosed in the annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

The CEO and CFO have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation’s DC&P at the financial year end December 31, 2016. Based on that evaluation, the CEO and CFO concluded that, because of the material weaknesses in the Corporation’s ICFR discussed below, the Corporation’s DC&P were not effective as of December 31, 2016. Notwithstanding these material weaknesses, the Corporation’s management, including the CEO and CFO, have concluded that the 2016 Annual Financial Statements present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management Report on Internal Control Over Financial Reporting

The CEO and CFO have designed ICFR, or have caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation’s accounting and reporting standards.

The CEO and CFO have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation’s ICFR at the financial year end December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that evaluation, the CEO and CFO concluded that the Corporation’s ICFR was not effective as of December 31, 2016, due to the fact that there were material weaknesses in the same. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual or interim financial statements or report will not be prevented or detected on a timely basis.  Management identified the following internal control deficiencies that constitute individually, or in the aggregate, material weaknesses in the Corporation’s ICFR as of December 31, 2016:

Derivative Valuations and Hedge Accounting –In the fourth quarter of 2016, management identified deficiencies related to the operating effectiveness of controls over derivative valuations and hedge accounting, including specifically as it related to management’s review of internal calculations of fair value of derivatives and its review of the designation of such derivatives in hedge relationships.  Management has concluded that as of December 31, 2016 there were material weaknesses in the controls over derivative valuations and hedge accounting, which in this instance, were not identified by the Corporation’s monitoring activities. Management has undertaken certain remedial measures in the fourth quarter of 2016 that resulted in an effective control design over the Corporation’s derivative valuation and hedge accounting, however management was unable to conclude that these controls were effective in the assessment for the year ended December 31, 2016 because the remedial measures had not been in place for a sufficient period of time to establish their operational effectiveness. In particular, management has undertaken the remedial measures described below under the heading, “Remediation Efforts to Address Identified Material Weaknesses - Derivative Valuations and Hedge Accounting”. There were no restatements or adjusting entries required in the 2016 Annual Financial Statements or otherwise as a result of this material weakness.

Foreign Exchange Rate Information – In the fourth quarter of 2016, management also identified deficiencies related to the design of controls over the foreign exchange rates used by the Corporation to determine the impact of foreign exchange fluctuations and for financial reporting purposes.  Such information was being obtained from a single source that did not provide management with a Type 1 report in accordance with Statement on Standards for Attestation Engagements (SSAE) No. 16, Reporting on Controls at a Service Organization (a “SOC1 Report”).  Although management believes that single source to be reliable, the Corporation did not consistently verify the information obtained from that source against information available from any other sources. Management has concluded that as of December 31, 2016 there was a material weakness in the control over the exchange rates used by the Corporation for financial reporting purposes. Specifically, a control was not appropriately designed to address the risk that foreign exchange rate information obtained from a single source that does not provide a SOC1 Report and is not verified against another source may not be reliable.  In this instance, the material weakness was not identified by the Corporation’s monitoring activities. In the first quarter of 2017, management has taken steps to remediate this material weakness by implementing changes to internal control design over foreign exchange rates.  In particular, management has taken the remedial measures described below under the heading, “Remediation Efforts to Address Identified Material Weaknesses – Foreign Exchange Rate Information”.  There were no restatements or adjusting entries required in the 2016 Annual Financial Statements or otherwise as a result of this material weakness.

The effectiveness of the Corporation’s ICFR has been audited by its independent external auditor, Deloitte LLP, London, United Kingdom (“Deloitte”), the registered public accounting firm that also audited the 2016 Annual Financial Statements. Deloitte’s attestation report on the Corporation’s ICFR as of December 31, 2016 is included in the 2016 Annual Financial Statements.

Changes to Internal Control Over Financial Reporting

As discussed above under “Internal Control over Financial Reporting - Derivative Valuations and Hedge Accounting”, in the fourth quarter of 2016 Amaya engaged an external service provider that provided a SOC1 report to assist with derivative valuation and hedge accounting.  This change to Amaya’s ICFR allowed management to conclude that, as of December 31, 2016, Amaya’s internal control relating to derivative valuations and hedge accounting was effective in its design even though management could not conclude that such internal control was operationally effective.  Management believes this change will allow management to conclude that such controls are also operationally effective once the engagement of the external service provider has been in place for a long enough period of time to provide sufficient evidence of operating effectiveness.

There has been no other change in Amaya’s ICFR that occurred during the quarter ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, Amaya’s ICFR.

Remediation Efforts to Address Identified Material Weaknesses

Management is dedicated to remediating the material weaknesses in the Corporation’s ICFR and identifying and remediating internal control risks that could be material to the Corporation in the future. If not remediated effectively, the material weaknesses in such ICFR could impact the accuracy and completeness of the Corporation’s financial statements.

The following steps are among the measures that have been implemented or that the Corporation intends to implement after the date of this filing to address its material weaknesses as of December 31, 2016:

Derivative Valuations and Hedge Accounting – The Corporation has implemented a change to its internal control over financial reporting relating to derivative valuations and hedge accounting.  Throughout the fourth quarter of 2016, the Corporation performed reviews to identify opportunities to improve the operation of its controls relating to derivative valuations and hedge accounting, and in the same quarter, the Corporation engaged an external service provider that specializes in derivative valuations and provides a SOC1 Report to provide applicable valuations for comparison to management’s internal valuations and to assist with hedge documentation and technical assessments related to any significant changes to existing hedge relationships or new hedge relationships. Since adopting this change to ICFR in the fourth quarter of 2016, management compared, and continues to compare, its internal derivative valuations with that of its external service provider and consulted, and continues to consult, such provider with respect to hedge relationships. Management does not believe that any additional remedial measures are necessary at this time, as the measures taken in the fourth quarter of 2016 would allow it to conclude that these internal controls are effective once they have been in place for a long enough period of time to provide sufficient evidence of their operating effectiveness.  However, in the first quarter of 2017 management intends to outsource derivative valuations and hedge relationship assessments fully to this external provider, which will continue to provide a SOC1 Report.  Management currently expects that the successful implementation of these measures will allow it to conclude that the Corporation’s ICFR relating to derivative valuations and hedge accounting are effective when assessing their effectiveness as at the end of the second quarter of 2017.

Foreign Exchange Rate Information - The Corporation performed a review to identify opportunities to improve the design and operation of its controls relating to foreign exchange rate information. The Corporation now obtains foreign exchange rate information from an additional reputable source to compare such information against that provided by its previous sole information source and is in the process of developing an automated control to perform such comparisons in the future. Management is also exploring the alternative of engaging a service provider that would be able to provide a SOC1 Report as the sole source for this exchange rate information. Management currently expects that the successful implementation of these measures will allow it to conclude that the Corporation’s ICFR relating to foreign exchange rate information are effective when assessing their effectiveness as at the end of the second quarter of 2017.

The Corporation is committed to maintaining a strong control environment and continuously monitors and assesses the same, including its DC&P and ICFR, in an effort to achieve this goal. The Audit Committee has directed management to develop detailed plans and timetables for the completion of the implementation and testing of the remedial measures outlined above and will continue to monitor such implementation. In addition, under the direction of the Audit Committee, management will continue to review and make necessary changes to the overall design of the Corporation’s internal control environment, as well as to its policies and procedures in order to improve the overall effectiveness of its ICFR.

Management believes the foregoing efforts will effectively remediate the material weaknesses. As the Corporation implements these remediation efforts, and continues to evaluate and work to improve its ICFR, management may determine that additional steps or measures may be necessary to address and remediate the material weaknesses or determine to modify the remediation efforts described above. The Corporation cannot assure you that these remediation efforts will be successful or that its ICFR will be effective in accomplishing all control objectives all of the time. Management will continue to assess the effectiveness of these remediation efforts in connection with its evaluations of ICFR.

Limitations on Effectiveness of DC&P and ICFR

In designing and evaluating DC&P and ICFR, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.  In addition, the design of DC&P and ICFR must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. See also “Risk Factors and Uncertainties—Risks Related to the Corporation’s Business—If the Corporation’s internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected”.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A, the 2016 Annual Financial Statements, the 2016 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties” therein, and in other filings that the Corporation has made and may make with applicable securities authorities in the future, including those available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of the Common Shares (or of any other securities of the Corporation) could decline, and you could lose part or all of your investment.

FURTHER INFORMATION

Additional information relating to Amaya and its business, including, without limitation, the 2016 Annual Reports and other filings that Amaya has made and may make with applicable securities authorities in the future, may be found on or through SEDAR at www.sedar.com, EDGAR at www.sec.gov or Amaya’s website at www.amaya.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Amaya securities and securities authorized for issuance under equity compensation plans, is also contained in the Corporation’s most recent management information circular for the most recent annual meeting of shareholders of the Corporation.

In addition to press releases, securities filings and public conference calls and webcasts, Amaya intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following Amaya’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Montreal, Québec
March 22, 2017

(Signed) “Daniel Sebag”

_____________________

Daniel Sebag, CPA, CA
Chief Financial Officer